SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 26)*

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Marino Zigrossi
Managing Director
Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8	13D	Page 2 of 13 Pages

(1)	NAME OF REPORTING PERSON

Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,771,189(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 57,771,189(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
(14)	TYPE OF REPORTING PERSON CO

(1)	Includes 11,946,920 shares that may be acquired upon conversion of outstanding convertible promissory notes held by Essetifin S.p.A, excluding interest, and 10,835,189 shares that may be acquired upon exercise of outstanding warrants held by Essetifin S.p.A.

CUSIP No. 75886X 10 8	13D	Page 3 of 13 Pages

(1)	NAME OF REPORTING PERSON

Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 36,489,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 60,396,189(1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 60,396,189(1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 11,946,920 shares that may be acquired upon conversion of outstanding convertible promissory notes held by Essetifin S.p.A, excluding interest, and 10,835,189 shares that may be acquired upon exercise of outstanding warrants held by Essetifin S.p.A.

(2)	Includes 1,125,000 shares that may be acquired upon exercise of outstanding warrants held by Aptafin S.p.A.

CUSIP No. 75886X 10 8	13D	Page 4 of 13 Pages

(1)	NAME OF REPORTING PERSON

Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,771,189(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 57,771,189(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 11,946,920 shares that may be acquired upon conversion of outstanding convertible promissory notes held by Essetifin S.p.A, excluding interest, and 10,835,189 shares that may be acquired upon exercise of outstanding warrants held by Essetifin S.p.A.

CUSIP No. 75886X 10 8	13D	Page 5 of 13 Pages

(1)	NAME OF REPORTING PERSON

Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,771,189(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 57,771,189(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 11,946,920 shares that may be acquired upon conversion of outstanding convertible promissory notes held by Essetifin S.p.A, excluding interest, and 10,835,189 shares that may be acquired upon exercise of outstanding warrants held by Essetifin S.p.A.

CUSIP No. 75886X 10 8	13D	Page 6 of 13 Pages

(1)	NAME OF REPORTING PERSON

Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,771,189(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 57,771,189(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 11,946,920 shares that may be acquired upon conversion of outstanding convertible promissory notes held by Essetifin S.p.A, excluding interest, and 10,835,189 shares that may be acquired upon exercise of outstanding warrants held by Essetifin S.p.A.

CUSIP No. 75886X 10 8	13D	Page 7 of 13 Pages

(1)	NAME OF REPORTING PERSON

Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,989,080
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 57,771,189(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 57,771,189(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
(14)	TYPE OF REPORTING PERSON IN

(1)	Includes 11,946,920 shares that may be acquired upon conversion of outstanding convertible promissory notes held by Essetifin S.p.A, excluding interest, and 10,835,189 shares that may be acquired upon exercise of outstanding warrants held by Essetifin S.p.A.

CUSIP No. 75886X 10 8	13D	Page 8 of 13 Pages

(1)	NAME OF REPORTING PERSON

Aptafin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,500,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,625,000(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,625,000(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
(14)	TYPE OF REPORTING PERSON CO

(1)	Includes 1,125,000 shares that may be acquired upon exercise of outstanding warrants held by Aptafin S.p.A.

CUSIP No. 75886X 10 8	13D	Page 9 of 13 Pages

(1)	NAME OF REPORTING PERSON

Apta Finance SA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,500,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,625,000(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,625,000(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
(14)	TYPE OF REPORTING PERSON CO

(1)	Includes 1,125,000 shares that may be acquired upon exercise of outstanding warrants held by Aptafin S.p.A.

CUSIP No. 75886X 10 8	13D	Page 10 of 13 Pages

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 26 by Essetifin S.p.A., an Italian corporation (“Essetifin”), Paolo Cavazza, an Italian citizen, Enrico Cavazza, an Italian citizen, Francesca Cavazza, an Italian citizen, Silvia Cavazza, an Italian citizen, Martina Cavazza Preta, an Italian citizen, Aptafin S.p.A., an Italian corporation (“Aptafin”), and Apta Finance SA, a Luxembourg entity (“Apta Finance”) (together with Essetifin, Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza, Martina Cavazza Preta, and Aptafin, the “Reporting Parties”), amends the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003 (as amended, the “Schedule 13D”), with respect to the common stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, Maryland 20850. Capitalized terms used but not defined in this Amendment No. 26 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 26, the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On July 3, 2023, pursuant to the terms of a Convertible Note and Warrant Purchase Agreement (the “Note and Warrant Purchase Agreement”), between the Issuer and Essetifin, Essetifin agreed to purchase, for an aggregate purchase price of $50,000, (i) a convertible promissory note in a principal amount of $50,000, which may be converted into shares of Common Stock at an initial conversion price of $0.02 per share at any time commencing six months after the date of issuance (the “2023 Convertible Note”), and (ii) a warrant to acquire up to 3,750,000 shares of Common Stock at an exercise price of $0.02 per share, which may be exercised at any time commencing six months after the date of issuance and expires July 2, 2028 (the “2023 Warrant”). The $50,000 purchase price for the 2023 Convertible Note and 2023 Warrant was paid from Essetifin’s working capital.

Copies of the Note and Warrant Purchase Agreement, the 2023 Convertible Note, and the 2023 Warrant are filed as Exhibits 2, 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The purpose of purchasing the 2023 Convertible Note and the 2023 Warrant was to provide funds for the Issuer’s general corporate purposes.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of July 3, 2023, the Reporting Parties (other than Paolo Cavazza, Aptafin and Apta Finance) are the beneficial owners of 57,771,189 shares of Common Stock, representing 34.7% of the Issuer’s outstanding Common Stock, based on 143,549,735 shares of Common Stock outstanding as of May 11, 2023, plus 11,946,920 shares that may be acquired upon conversion of outstanding convertible promissory notes (excluding interest), plus 10,835,189 shares that may be acquired upon exercise of outstanding warrants.

CUSIP No. 75886X 10 8	13D	Page 11 of 13 Pages

As of July 3, 2023, each of Aptafin and Apta Finance is the beneficial owner of 2,625,000 shares of Common Stock, representing 1.8% of the Issuer’s outstanding Common Stock, based on 143,549,735 shares of Common Stock outstanding as of May 11, 2023, plus 1,125,000 shares that may be acquired upon exercise of outstanding warrants.

As of July 3, 2023, Paolo Cavazza is the beneficial owner of 60,396,189 shares of Common Stock, representing 36.1% of the Issuer’s outstanding Common Stock, based on 143,549,735 shares of Common Stock outstanding as of May 11, 2023, plus 11,946,920 shares that may be acquired upon conversion of outstanding convertible promissory notes (excluding interest), plus 11,960,189 shares that may be acquired upon exercise of outstanding warrants.

(b) The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero. Voting power over the 34,989,080 shares of Common Stock directly held by Essetifin is shared by Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta. Each of the foregoing disclaims beneficial ownership of all shares of Common Stock held by Essetifin except to the extent of any pecuniary interest therein. Voting power over the 1,500,000 shares of Common Stock directly held by Aptafin is shared by Apta Finance and Paolo Cavazza. The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero. Dispositive power over the 57,771,189 shares of Common Stock directly held by Essetifin (including 11,946,920 shares that may be acquired upon conversion of outstanding convertible promissory notes held by Essetifin (excluding interest), and 10,835,189 shares that may be acquired upon exercise of outstanding warrants held by Essetifin) is shared by Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta. Each of the foregoing disclaims beneficial ownership of all shares of Common Stock held by Essetifin except to the extent of any pecuniary interest therein. Dispositive power over the 2,625,000 shares of Common Stock directly held by Aptafin (including 1,125,000 shares that may be acquired upon exercise of outstanding warrants held by Aptafin) is shared by Apta Finance and Paolo Cavazza.

(c) See Items 3 and 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise set forth in Items 3 and 4 of this Schedule 13D and the Reporting Parties’ joint filing agreement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, to the best knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Parties and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

1.	Joint Filing Agreement.

2.	Convertible Note and Warrant Purchase Agreement, dated as of July 3, 2023, by and between the Issuer and Essetifin S.p.A.

3.	Convertible Promissory Note, dated July 3, 2023.

4.	Warrant, dated July 3, 2023.

CUSIP No. 75886X 10 8	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: July 6, 2023

ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: July 6, 2023

PAOLO CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: July 6, 2023

ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: July 6, 2023

FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

CUSIP No. 75886X 10 8	13D	Page 13 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: July 6, 2023

SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: July 6, 2023

MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: July 6, 2023

APTAFIN S.P.A.

	By:	/s/ Emanuela Belletti
Name: Emanuela Belletti
Title: Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: July 6, 2023

APTA FINANCE SA

	By:	/s/ Tiffany Halsdorf
Name: Tiffany Halsdorf
Title: Director

By:	/s/ Giorgio Bianchi
Name: Giorgio Bianchi
Title: Director

**	Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.